UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Translate Bio, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89374L104

(CUSIP Number)

Seth A. Klarman,  The Baupost Group, L.L.C.  10 St. James Avenue, Suite 1700  Boston,  Massachusetts  02116  Phone : (617) 210-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Baupost Group, L.L.C. 04-3402144

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,544,239

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,544,239

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,544,239

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.2%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Baupost Group GP, L.L.C. 82-3254604

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,544,239

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,544,239

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,544,239

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.2%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Seth A. Klarman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,544,239

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,544,239

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,544,239

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.2%

14	TYPE OF REPORTING PERSON
HC

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.001 par value (the “Common Stock”), of Translate Bio, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 29 Hartwell Avenue, Lexington, Massachusetts, 02421.

Item 2.	Identity and Background

(a)
This statement on Schedule 13D is being filed jointly by The Baupost Group, L.L.C., a Delaware limited liability company (“Baupost”), Baupost Group GP, L.L.C., a Delaware limited liability company (“BG GP”), and Seth A. Klarman (“Mr. Klarman”) (collectively, the “Reporting Persons”). The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached as Exhibit A hereto and incorporated herein by reference. The execution and filing of such joint filing agreement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

(b)	The address of the principal business and principal office of each of the Reporting Persons is 10 St. James Avenue, Suite 1700, Boston, Massachusetts 02116.

(c)
Baupost is a registered investment adviser. The principal business of Baupost is to act as an investment adviser to various private investment limited partnerships, and securities reported on this statement on Schedule 13D as being beneficially owned by Baupost were purchased on behalf of certain of such partnerships. BG GP, as the manager of Baupost, and Mr. Klarman, as the sole managing member of BG GP and a controlling person of Baupost, may be deemed to have beneficial ownership under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the securities beneficially owned by Baupost. Pursuant to Exchange Act Rule 13d-4, Mr. Klarman and BG GP declare that the filing of this statement on Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Section 13 of the Exchange Act, the beneficial owner of any securities covered by this statement on Schedule 13D.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)
None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)	Baupost is a Delaware limited liability company. BG GP is a Delaware limited liability company. Mr. Klarman is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On September 18, 2019, Baupost purchased 5,000,000 shares of the Issuer’s Common Stock in an underwritten registered offering on behalf of certain private investment limited partnerships. The total amount of funds used for the purchase of the shares of Common Stock was $50,000,000. In addition, Baupost previously acquired 12,544,239 shares of the Issuer’s Common Stock for an aggregate purchase price $117.4 million. The source of funds for the purchase of the shares of Common Stock is the capital of the private investment limited partnerships.

Item 4.	Purpose of Transaction

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may also engage in discussions with management and the board of directors of the Issuer, other holders of Common Stock, financing sources, and other relevant parties, concerning the business, operations, governance, strategy, capitalization, ownership and future plans of the Issuer and the management and board composition of the Issuer. The Reporting Persons may change their plans or proposals in the future. Depending on various factors including, without limitation, the Issuer's financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and board of directors of the Issuer, price levels of the Issuer’s Common Stock, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of the Issuer’s Common Stock or other securities of the Issuer, selling some or all of their shares of the Issuer’s Common Stock or engaging in short selling of, or any hedging or similar transaction with respect to, their shares of the Issuer’s Common Stock, to the extent permitted under applicable law, or engage, discuss, participate in, negotiate or approve a transaction with the purpose or effect of changing or influencing the control of the Issuer, including by entering into one or more confidentiality agreements, standstill agreements, voting agreements, support agreements or other similar agreements with the purpose or effect of facilitating such a transaction. Any such transactions, if they occur at all, may take place at any time and without prior notice.

(a)	Not applicable

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

(i)	Not applicable

(j)	Not applicable

Item 5.	Interest in Securities of the Issuer

(a)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein.

(b)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein.

(c)

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
9/18/2019
9/4/2019
9/4/2019
9/4/2019
9/4/2019
9/4/2019
9/3/2019
9/3/2019
9/3/2019
9/3/2019
9/3/2019
9/3/2019
8/30/2019
8/30/2019
8/30/2019
8/30/2019
8/30/2019
8/29/2019
8/29/2019
8/29/2019
8/29/2019
8/29/2019
8/28/2019
8/28/2019
8/28/2019
8/28/2019
8/27/2019
8/27/2019
8/27/2019
8/27/2019
8/27/2019
8/26/2019
8/26/2019
8/26/2019
8/26/2019
8/16/2019
8/15/2019
8/15/2019
8/14/2019
8/14/2019
8/14/2019
8/13/2019
8/13/2019
8/13/2019
8/9/2019
8/9/2019
8/9/2019
8/9/2019
8/9/2019
8/8/2019
8/8/2019
8/8/2019
8/7/2019
8/7/2019
8/7/2019
8/7/2019
8/5/2019
8/5/2019
8/5/2019
8/5/2019
8/2/2019
8/2/2019
8/2/2019
8/2/2019
8/2/2019
8/2/2019
8/1/2019
8/1/2019
8/1/2019
7/31/2019
7/31/2019
7/31/2019
7/31/2019
7/31/2019
7/31/2019
7/31/2019
7/31/2019
5,000,000
200
14,800
200
200
50,000
1,300
400
7,400
14,800
159,700
22,737
100
15,000
3,054
1,100
200
100
100
2,304
12,263
100,000
797
100
300
10,800
2,160
4,100
5,000
900
100
1,000
10,000
1,300
47,600
1,185,100
2,585
2,200
300,000
8,818
1,400
1,000
16,300
93,700
1,100
10,291
7,700
40,000
40,200
12,000
110,000
5,100
12,600
2,100
425,000
96,200
6,800
2,100
1,000
100,000
4,700
1,000
2,800
100,000
4,900
500
6,300
11,000
9,200
229,340
24,000
34,551
4,000
17,000
74,400
190,000
12,900
$10.00
9.92
10.00
9.99
9.90
10.00
9.62
9.58
9.41
9.55
9.44
9.48
9.04
9.14
9.09
9.09
9.09
8.91
8.92
8.92
9.24
8.97
8.78
8.71
8.78
8.95
8.67
8.66
8.73
8.65
8.74
8.68
8.85
8.57
8.81
8.10
7.90
7.94
8.25
8.00
8.03
8.14
8.24
8.24
8.15
8.14
8.15
8.13
8.25
8.10
8.10
8.09
8.06
8.04
8.25
8.31
7.95
8.00
7.98
8.00
8.03
8.01
8.08
8.00
8.05
8.01
8.15
8.05
8.46
8.42
8.03
8.30
8.50
8.04
8.39
8.14
8.53

(d)
No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock covered by this statement on Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Baupost is party to an amended and restated registration rights agreement dated as of December 22, 2016 with the Issuer and certain other of its stockholders. This amended and restated registration rights agreement provides these stockholders with the right to require the Issuer to register their shares under the Securities Act and includes customary demand and piggy-back registration rights.

Baupost is also party to a registration rights agreement dated April 30, 2019, with the Issuer and certain of its stockholders, pursuant to which the Issuer agreed to register for resale shares acquired by the Baupost and certain other investors in a private placement.

Except for the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit A: Joint Filing Agreement, dated as of September 20, 2019, by and among the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Baupost Group, L.L.C.

September 20, 2019	By:	/s/ Seth A. Klarman
Chief Executive Officer

Baupost Group GP, L.L.C.

September 20, 2019	By:	/s/ Seth A. Klarman
Managing Member

Seth A. Klarman

September 20, 2019	By:	/s/ Seth A. Klarman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)